

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 11-17-06



December 15, 2006

Bruce Ellis
Counsel
Employee Benefits & Executive Compensation
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/15/2006

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

Dear Mr. Ellis:

This is in response to your letter dated November 17, 2006 concerning the shareholder proposal submitted to Merck by the People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated December 4, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

64978

Office of Corporate Staff Counsel



2006 NOV 21 PM 2:56

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218



VIA OVERNIGHT DELIVERY

November 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from People for the Ethical Treatment of Animals (the "Proponent")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck"), a New Jersey corporation, has received a shareholder's proposal (the "2007 Proposal") from Susan L. Hall for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "Proxy Materials"). I believe that the Proposal may be omitted under Rule 14a-8(i)(12) (resubmission) because proposals with substantially similar subject matters were submitted to shareholders in 2005 and 2006 (the "2005 Proposal" and "2006 Proposal," respectively) and the 2006 Proposal received less than 6% of the vote.

Therefore, I respectfully request that the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Proposal.

The Proposals

The 2007 Proposal (included as Appendix A) provides:

> RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's Policy on *Animal Research* to ensure that i) it extends to all contract laboratories and that is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information to the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.

The 2006 Proposal (included as Appendix B as provided in Merck's 2006 Proxy Materials) provided:

> BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular

basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

The 2005 Proposal (included as Appendix C as provided in Merck's 2005 Proxy Materials) provided:

RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.
2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Rule on Resubmissions

Rule 14a-8(i)(12) provides:

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years.

Discussion and Analysis

The Staff recently concluded that the 2005 and 2006 Proposals were substantially the same subject matter. In *Abbott Laboratories* (March 22, 2006), the registrant sought to exclude a proposal—virtually identical to the 2006 Proposal—on the basis that it was substantially the same subject matter as a proposal—virtually identical to the 2005 Proposal—that in the prior year had received less than 3% of the vote. In *Abbott Laboratories*, the registrant pointed out the Staff focuses

> on the 'substantive concerns' raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

The registrant pointed out that the 2005 and 2006 Proposals both dealt with substantially the same substantive concern—animal-based testing by or on behalf of the registrant and its actions to address alleged abuses. The Staff agreed that the 2006 proposal could be omitted.

The differences between the 2006 and 2007 Proposals are trivial, and less significant than any differences between the 2005 and 2006 Proposals. Therefore, it is apparent that the 2005, 2006 and 2007 Proposals all deal with substantially the same subject matter—animal-based testing by or on behalf of the Company and actions urged to address alleged abuses.

The 2006 Proposal was the second time in two years that substantially the same subject matter was presented to Merck shareholders. The 2007 Proposal is excludible under rule 14a-8(i)(12)(ii) if less than 6 percent of votes were cast in favor of the 2006 Proposal. As shown in Appendix D, the 2006 Proposal received only 4.99% of the total votes cast—specifically, 66,202,589 votes were cast in favor; 1,261,402,974 votes were cast against; 146,268,534 shares abstained from voting; and there were 372,292,209 broker non-votes.

Conclusion

I therefore am of the view that the 2007 Proposal is excludible under rule 14a-8(i)(12)(ii) and respectfully request that the Staff not recommend enforcement action to the SEC if is omitted from the Proxy Materials on that basis.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and both Proposals including the statements in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company expects to print its Proxy Statement on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.



Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

Enc.

CC: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals

Appendix A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(OVERNIGHT DELIVERY)



November 7, 2006

Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Dear Ms. Hall:

This is to acknowledge your letter to Ms. Celia A. Colbert dated November 2, 2006 and the stockholder proposal (the "Proposal") regarding an "animal welfare policy report", which People for the Ethical Treatment of Animals has submitted for inclusion in the proxy materials for the 2007 Annual Meeting of Stockholders.

I note the confirmation that People for the Ethical Treatment of Animals has been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the Proposal was submitted and will continue to hold the requisite market value of Merck securities through the date of the Annual Meeting.

With regard to the Company's intention to exclude the Proposal on other than eligibility and procedural grounds, the Company generally must make a submission under Rule 14a-8(j) to the Securities and Exchange Commission ("SEC") no later than 80 calendar days before the Company files its proxy statement and form of proxy with the SEC. The Company must also simultaneously provide proponents with a copy of that submission. The Company intends to follow the SEC's requirements, any suggestion to the contrary in your letter notwithstanding.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:proxy/PropRespLetrs2007

bcc: Colbert
Ellis
Filderman
Wandall



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org


RECEIVED
NOV - 7 2006

November 2, 2006

Celia A. Colbert
Vice President, Secretary and Assistant General Counsel
WS 3A-65
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Statement

Dear Ms. Colbert:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2007 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 8506 Harvest Oak Drive, Vienna VA 22182. My business telephone number is (703) 478-5995 and my e-mail address is SusanH@peta.org.

Very truly yours,

Susan L. Hall
Legal Counsel

ANIMAL WELFARE POLICY

RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's policy on *Animal Research* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the policy, including the implementation of enrichment measures.

Supporting Statement:

Our Company conducts tests on animals as part of its product research and development, as well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. Merck has posted on its Web site a position statement on *Animal Research*. The Company, as an industry leader, is commended for its stated commitment to "the highest standards for humane handling, care and treatment of animals used throughout the company's laboratories."[1]

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey,[2] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent.[3] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment

[1] http://www.merck.com/cr/science_innovation_and_quality/key_issues_in_research/animals_policy/home.html

[2] PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.

[3] In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edit21.html)

of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film, and instead ruled in PETA's favor. The Judge stated in his opinion that two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[4]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measures as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[4] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 800 608 8163
tel 301 765 6460
direct 301 765 6460
fax 301 765 6464

MorganStanley

November 2, 2006

Celia A Colbert
Vice President, Secretary and Assistant General Counsel
WS 3A-65
Merck & Co, Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Shareholder Proposal for Inclusion in the 2007 Proxy Materials

Dear Ms. Colbert:

Morgan Stanley is the record holder of 100 shares of Merck & Co. Inc. common stock held on behalf of People for the Ethical Treatment of Animals.

All shares were purchased more than one year ago and all of which have been held continuously since that time. PETA intends to continue holding these shares through the date of the 2007 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Abril Azmi

Appendix B

Appendix B

Excerpt from Merck Proxy Materials for 2006 Annual Meeting of Shareholders

7. STOCKHOLDER PROPOSAL CONCERNING ANIMAL WELFARE POLICY REPORT

The stockholder listed in the proposal below, whose address is c/o Leana Stormont, J.D., 501 Front Street, Norfolk, VA 23510, owning 200 shares of Common Stock of the Company, has given notice that she intends to present for action at the Annual Meeting the following resolution:

This Proposal is submitted by Susan Wandover.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of
product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has a *Policy on the Humane Care and Use of Animals in Medical Research* (the "Policy") posted on its website as part of its commitment to Corporate Responsibility;[1] NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its commitment to "the highest standards for humane handling, care and treatment of animals used throughout the company's laboratories."

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it,

---

[1] *http://www.merck.com/about/cr/policies_performance/social/animals_policy.html*

namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept...even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

Board of Directors' Statement in Opposition to the Resolution

[Intentionally Omitted]

---

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Appendix C

Appendix C

Excerpt from Merck Proxy Materials for 2005 Annual Meeting of Shareholders

5. STOCKHOLDER PROPOSAL CONCERNING ELIMINATION OF ANIMAL-BASED TEST METHODS

The group of stockholders listed in the proposal below, whose address is c/o Susan L. Hall, 8506 Harvest Oak Drive, Vienna, VA 22182, owning 27,310 shares of Common Stock of the Company in the aggregate, has given notice that it intends to present for action at the Annual Meeting the following resolution:

This Proposal is submitted by concerned shareholders.[1]

WHEREAS:

A. We as shareholders wish to minimize animal testing;

B. statistics show that a majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[2] and that such testing is on the rise;[3]

C. the majority of animals used in regulatory testing experience pain without any pain relief[4]

D. non-animal test methods are generally cheaper, faster and more humane, than animal-based tests;

E. unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a feverlike reaction that can occur when certain intravenous drugs interact with the immune system);

RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

---

[1] The proponents are: Bramble Investments Ltd., Chicago Exhibitors Corporation, Stablecott Properties Ltd., Anne Wilson, Gloria Eddie, Joanne Adams, Susan Wandover, Boreham Family Trust, Philis Gold, Joan C. Trombetta, John Carter, and Paula Bakalar.

[2] CCAC Animal Use Survey—2001: *http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.*

[3] Statistics of Scientific Procedures on Living Animals—Great Britain—2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[4] CCAC Animal Use Survey 2001.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statues and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

Board of Directors' Statement in Opposition to the Resolution

[Intentionally Omitted]

Appendix D



Annual Meeting of Stockholders

April 25, 2006

CERTIFICATE OF INSPECTORS

We, the undersigned, having been duly appointed inspectors or clerks for the Annual Meeting of Stockholders of Merck & Co., Inc. held at the Edward Nash Theatre at Raritan Valley Community College, Route 28 and Lamington Road, North Branch, New Jersey, on the 25th day of April 2006, and having taken an oath fairly and impartially to conduct the balloting, HEREBY CERTIFY that:

(1) There were present at said meeting in person or by proxy holders of 1,846,166,306 shares of Common Stock (each share being entitled to one vote) representing 1,846,166,306 votes or 84.13% of the total number of votes entitled to be cast.

[Intentionally Omitted]

(3) We received the votes of the stockholders by ballot, canvassed the votes cast for the proposals hereinafter referred to, and the proposals received the number of votes indicated as follows:

[Intentionally Omitted]

[Intentionally Omitted]

Stockholder proposal concerning animal welfare policy report:

66,202,589 votes FOR

1,261,402,974 votes AGAINST

or an affirmative vote of 4.99% of the total votes cast.

146,268,534 shares abstained from voting.

372,292,209 broker non-votes

IN WITNESS WHEREOF, we have hereunto executed this Certificate of Inspectors this 27th day of April 2006.

William A. Marsh

Creighton D. Dunlop

WITNESS: Edward G. Geist



December 4, 2006

RECEIVED

2006 DEC 11 AM 10: 04

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals for Inclusion in the Proxy Statement of Merck & Co., Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated November 17, 2006,[1] submitted to the SEC by Merck & Co., Inc. ("Merck" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by People for the Ethical Treatment of Animals ("PETA").

The Company argues that the proposal under review is substantially the same as those filed in 2005 and 2006, and should be omitted pursuant to Rule 14a-8(i)(12). For the reasons which follow, we request that the SEC recommend enforcement action if the proposal is omitted.

The resolution under review is straightforward:

RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's Policy on *Animal Research* to ensure that i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the policy, including the implementation of enrichment measures.

PETA agrees that the resolution under review is substantially similar to the resolution included in the Company's 2006 proxy statement. PETA disagrees that the 2007 and 2006 resolutions are in any way similar to the 2005 proposal.

[1] The Company's November 17th letter was not received by PETA until November 27, 2006. It was sent by regular mail postmarked November 20, 2006. A copy of the postmarked envelope is attached.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

I. The 2007 and 2006 Animal Welfare Resolutions Are Materially Different from the 2005 "Give the Animals Five" Proposal

The 2006 and 2007 resolutions have been informally referred to by PETA as the "Animal Welfare" resolutions. In 2006 it was filed at eight pharmaceutical companies and received considerable shareholder support, obtaining as much as 25.4% of the vote at one pharmaceutical company.[2] In 2007, it has been filed at six pharmaceutical companies, including Merck.

As noted above, the Animal Welfare resolution deals with the policies governing the treatment of animals in laboratories at pharmaceutical companies and their contractors, and seeks the implementation of measures such as chew toys and group housing, and asks for the issuance of a report. By contrast, the 2005 resolution asked that the Board i) commit to using internationally-accepted *in vitro* tests for assessing five specific human health endpoints (i.e., skin corrosion, skin irritation, skin absorption, phototoxicity and pyrogenicity); and ii) seek regulatory approval for using those five assays as total replacements for their animal based equivalents. That resolution was informally referred to as "Give the Animals Five" or the "GTA5" resolution. The GTA5 resolution was filed with 19 companies, both chemical and pharmaceutical, for inclusion in their respective 2005 proxy materials.[3] At Merck, the GTA5 resolution received approximately 2.8% of the vote.

The Animal Welfare proposals and the GTA5 resolution are similar only in that both relate to new drug development, a critical part of the Company's business. The purpose of the GTA5 resolution was solely to have the Company change from outmoded, less reliable test methods and replace them with modern, more effective, scientific methods validated and proven using the latest scientific techniques. The thrust of the resolution was to urge the use of newer, better tests, and the fact that the tests replaced were animal tests is of no particular importance to the Company. The relevant issue is which test is better scientifically. The Animal Welfare proposal on the other hand is solely concerned with the care and treatment of animals. While both proposals touch upon issues relating to the class of beings known as "animals," they address entirely different substantive concerns and seek very different forms of implementation.

An analogy to clinical trials involving drug testing illustrates the point. Clinical trials involving human subjects are the final stage for attaining FDA approval for new drugs. Were the GTA5 resolution and the Animal Welfare resolutions to be analogized to the broad category of clinical tests on human beings they would address two distinct substantive issues:

- The 2005 resolution would have requested that certain clinical trials on humans be abandoned entirely and replaced with the validated, stand-alone *in vitro* methods identified in the resolution, and further would have the Company seek regulatory approval for doing so.

[2] The Animal Welfare resolution was presented at Wyeth in April 2006 and received 25.4% of the vote.

[3] Approximately eight companies filed no action letters in an attempt to omit the GTA5 resolution from their 2005 proxy materials. The Staff refused to concur in any of the companies' positions. The various bases asserted in an attempt to omit the GTA5 resolutions were ordinary business operations, false and misleading, substantially implemented, vague, personal grievance, violation of proxy rules, and violation of law and State law.

- The 2006 and 2007 resolutions would have asked that the Board report to shareholders on the feasibility of enacting corporate policies to ensure that human clinical trials are performed with the utmost care and with the highest ethical concerns, whether conducted in-house or through independently contracted organizations.

No one would seriously argue that the hypothetical resolutions are substantially the same merely because the subject matter is clinical trial drug testing. The first resolution seeks to have certain types of unnecessary clinical trials abandoned entirely with regulatory approval, and the second seeks to ensure that all clinical trials conducted are done so ethically. The same is true with respect to the GTA5 resolution and the Animal Welfare resolutions.

As the Staff is aware, other examples are rampant throughout commonly accepted practice for shareholder resolutions. For example, other broad subjects are "Company management policies," "compensation of officers," "product pricing," and so on. Year after year resolutions touching on these topics, but with different specific points and different action items, are filed at companies and not omitted under Rule 14a-8(i)(12).

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested that the company cease all animal tests not required by law and stop selling certain products that required animal testing. The Staff held that the proposal was not substantially similar to a prior proposal which had requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a **very active and defined course of action as to the broad issue** (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a **passive cause of action** (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(i)(12) as a basis for omitting the proposal from its proxy materials. (Emphasis supplied.)

Precisely the same reasoning applies here. The GTA5 resolution called on Merck to actively commit to using five *in vitro* methods and seek regulatory approval to do so, while the Animal Welfare proposals asks that Merck issue a report to shareholders on the feasibility of implementing certain animal welfare policies.

Perhaps most telling is the fact that Merck did not regard the GTA5 resolution and the 2006 Animal Welfare as substantially similar at the time that the 2006 resolution was submitted, but is now making this argument more than one year after the fact. Since the GTA5 proposal only garnered 2.8% of the vote in 2005, the 3% threshold for bringing the same or substantially the same resolution was not met for 2006. Had Merck actually believed that the GTA5 resolution and the Animal Welfare resolution were substantially similar, the Company would have filed a no action letter following receipt of the 2006 resolution, since the 3% threshold was not met and the resolution could be excluded on that basis, *if substantially similar*. Merck apparently did not believe this to be the case and did not seek an exclusion.[4]

II. Prior Non-Concurrences on Animal Related Issues

During the last eighteen years, the Staff has ruled on a number of proposals submitted by PETA that implicate the use of live animals in consumer product testing. For example, in *Procter & Gamble* (July 27, 1988) the Staff denied the company's no-action application ruling that a proposal which requested that the company cease all animal tests not required by law and begin to phase out product lines that could not be marketed without animal tests, was not substantially similar to a prior proposal asking the company to report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as *Procter & Gamble* argued that the "underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals," Merck argues that the proposals are substantially similar because "they all deal with substantially the same subject matter ..." (No-Action Letter, p. 3.) The *Procter & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12).

As was the case in *Procter & Gamble*, the GTA5 resolution and the Animal Welfare proposal were intended to address entirely distinct substantive concerns. To that end, they request that the Company take vastly different courses of action—the former attempts to eliminate five specific animal tests and seek regulatory approval for the *in vitro* methods; the latter requests that a significant social and public policy concern, namely animal welfare, be addressed at the policy-making level. Thus, both the conceptual and substantive thrusts of the two proposals are manifestly distinct. Merck's attempt to scramble the two simply because they implicate the same broad issue is unpersuasive.

For the foregoing reasons, PETA respectfully urges the Staff not to concur that Merck may exclude the shareholder proposal pursuant to Rule 14a-8(i)(12).

Very truly yours,

Susan L. Hall
Legal Counsel
Research & Investigations

[4] To the extent that Merck relies upon *Abbott Laboratories* (March 22, 2006), PETA respectfully urges that the Staff's concurrence was ill-advised and that the controlling authority was and is *Bristol-Myers Squibb Company* (March 7, 1991).

cc: Bruce Willis, Counsel





MERCK

Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100



UNITED STATES POSTAGE
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NOV 20 2006
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Susan L. Hall, Legal Counsel
People for the Ethical Treatment of
Animals
501 Front Street
Norfolk, VA 23510

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 15, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

The proposal requests a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,



Rebekah J. Toton
Attorney-Adviser